UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration Under

Section 12(g) of the Securities Exchange Act of 1934 or

Suspension of Duty to File Reports Under Sections 13 and

15(d) of the Securities Exchange Act of 1934

Commission File Numbers 0-25629

Carrols Corporation

(Exact name of each registrant as specified in its charter)

968 James Street

Syracuse, New York 13230

(315) 424-0513

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

9 ½% Senior Subordinated Notes due 2008

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  0

Pursuant to the requirements of the Securities Exchange Act of 1934, Carrols Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 26, 2005	By:	/s/ Joseph A. Zirkman
Joseph A. Zirkman
Vice President, General Counsel and Secretary